UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2011.
Commission File Number: 001-31221
Total number of pages: 55

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: May 26, 2011	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:

1.	English translation of Notice of Convocation of the 20th Ordinary General Meeting of Shareholders

Notice of Convocation of the 20th Ordinary
General Meeting of Shareholders
NTT DOCOMO, INC.
This is an English translation of the Notice of Convocation of the Ordinary General Shareholders Meeting for the 20th Fiscal Year (“the Notice”) of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO,” the “Company,” “we,” or “our Group”). This translation includes a translation of the audit report of KPMG AZSA LLC, DOCOMO’s independent auditor, of the financial statements included in the original Japanese language Notice. KPMG AZSA LLC has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation of the Notice.

Message from the President	1

Notice of Convocation of the 20th Ordinary General Meeting of Shareholders	3

(Attachments)

Business Report	12

Consolidated Balance Sheet	40

Consolidated Statement of Income and Comprehensive Income	41

Consolidated Statement of Changes in Equity	42

Consolidated Statement of Cash Flows (Reference)	43

Non-Consolidated Balance Sheet	44

Non-Consolidated Statement of Income	45

Non-Consolidated Statement of Changes in Net Assets	46

Independent Auditors’ Report regarding the Consolidated Financial Statements	48

Independent Auditors’ Report regarding the Non-Consolidated Financial Statements	49

Report of Corporate Auditors	50

MESSAGE FROM THE PRESIDENT
Dear Shareholders:
I am delighted to present this convocation notice for the general shareholders meeting for the 20th fiscal year (from April 1, 2010 to March 31, 2011).
First of all, I wish to express my heartfelt sympathy to our shareholders and all others who were affected by the recent Great East Japan Earthquake.
Under the banner of our “Change and Challenge” action plan, we have moved ahead with our customer-focused reform initiatives, undertaking various measures aimed for growth, including, among other things, facilitating the widespread adoption of smartphones, introducing our next-generation mobile communication service, Xi (pronounced “crossy”), and expanding subscriber’s packet usage. As a result of these endeavors, we were able to secure, in despite of a decrease in operating revenues, an increase in operating income for the fiscal year ended March 31, 2011, and received the No. 1 customer satisfaction ranking in the sectors of consumer, enterprise and data communications service offerings. In the aftermath of the Great East Japan Earthquake, we devoted our full strengths to supporting victims of the disaster and to restoring our communication services in the affected areas as quickly as possible. As a result, our services were almost completely restored by late April 2011.
In the fiscal year ending March 31, 2012, we will devote ourselves to further advancing our customer-focused reform initiatives, with the aim of maintaining the No. 1 ranking in customer satisfaction. We will boldly tackle the challenge of implementing various measures for the expansion of packet ARPU, increased adoption of smartphones, deployment of new services which take advantage of the “high-speed”, “large-capacity” and “low-latency” transmission capabilities of the Xi network, and the creation of new businesses. Learning from our experience in the Great East Japan Earthquake, we will also strive to offer enhanced “safety and security” to our customers by implementing new disaster preparedness measures that will allow us to secure communication services and respond swiftly in the stricken areas in the event of a large-scale disaster. Through these endeavors, we aim to create a safe and secure society where everyone can find affluence and comfort, and to become a company that contributes to the sustainable development of such a society.
As always, I ask for your continued goodwill and support.
May 2011
Ryuji Yamada
President and CEO

Corporate Vision
“Pursuing Smart Innovation”
HEART
Harmonize — Social contribution beyond borders, across generations
Evolve — Evolution of service and network
Advance — Advance industries through convergence of services
Relate — Creating joy through connections
Trust — Support for safe, secure, and comfortable living

Tokyo Stock Exchange: 9437
London Stock Exchange: NDCM
New York Stock Exchange: DCM
May 26, 2011
To Shareholders
NTT DOCOMO, INC.
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo, Japan
President and CEO: Ryuji Yamada
NOTICE OF CONVOCATION OF
THE 20th ORDINARY GENERAL MEETING OF SHAREHOLDERS
Notice is hereby given that the 20th Ordinary General Meeting of Shareholders of the Company (“Meeting”) will be held as described below.
Details

1. Date and Time:	Friday, June 17, 2011 at 10:00 a.m. (Japan Standard Time)

2. Place of the Meeting:	Tsuru-no-ma, The Main Banquet Floor
Hotel New Otani
4-1, Kioi-cho, Chiyoda-ku, Tokyo, Japan

3.	Matters to be dealt with at the Meeting:

Matters to be reported:
1)	Report on Business Report, Consolidated and Non-Consolidated Financial Statements for the 20th Fiscal Year (from April 1, 2010 to March 31, 2011).

2)	Report on Results of Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.
Matters to be resolved:

First Item of Business:	Appropriation of Retained Earnings

Second Item of Business:	Partial Amendment to Articles of Incorporation

Third Item of Business:	Election of Three (3) Directors

Fourth Item of Business:	Election of Four (4) Corporate Auditors
A copy of the Business Report and our Consolidated and Non-Consolidated Financial Statements and a certified copy of the Independent Auditor’s Report and the Audit Report of Board of Corporate Auditors for the 20th Fiscal Year required to be attached are included as pages 8-52 hereto.

In accordance with the applicable laws and regulations, and the provisions of Article 13 of the Company’s Articles of Incorporation, we have posted the Notes to the Consolidated and Non-Consolidated Financial Statements, which comprises the Attachments to this Notice of Convocation of the 20th Ordinary General Meeting of Shareholders, at the Company’s following web site:
(http://www.nttdocomo.co.jp/english/corporate/ir/event/meeting/index.html) instead of containing them herein.
Should any revision be needed with regard to the Reference Materials for the Ordinary General Meeting of Shareholders, Business Report or Consolidated and Non-Consolidated Financial Statements, the Company will publish such revision on its website (http://www.nttdocomo.co.jp/).

REFERENCE MATERIALS FOR THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
Items of Business and Matters for Reference
First Item of Business: Appropriation of Retained Earnings
Items relating to year-end dividends
Taking into account the consolidated results of operations and consolidated dividend payout ratio, the Company distributes dividends with the aim of providing continuous stable dividends while trying to enhance its financial condition and secure internal reserves. The Company proposes to pay the year-end dividend for the 20th fiscal year as follows:
(1)	Type of Dividend Asset

Cash
(2)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

¥2,600 per share of common stock of the Company
Total Amount of Dividend Payment: ¥107,815,762,600
(The Company paid an interim dividend in November 2010, and accordingly, the aggregate amount of annual dividends for this fiscal year will be ¥5,200 per share.)

(3)	Effective Date of the Appropriation of Dividends from Retained Earnings Monday, June 20, 2011
Second Item of Business: Partial Amendment to Articles of Incorporation
1.	Reasons for Amending the Articles of Incorporation of the Company
To prepare for potential business deployment in the future, it is proposed to amend Article 2 (Purpose of business).
2.	Contents of Amendments to the Articles of Incorporation of the Company
The contents of the proposed amendments to the Articles of Incorporation of the Company are as follows:

(Provisions proposed to be amended are underlined.)

Current Articles of Incorporation	Proposed Amendments

(Purpose)	(Purpose)
Article 2 (Omitted)	Article 2 (Same as present)
1-16. (Omitted)	1-16. (Same as present)
(Newly created)	17. Multimedia broadcasting business
17-20. (Omitted)	18-21. (Same as present)

Third Item of Business: Election of Three (3) Directors
As the terms of office of three (3) Directors, Mr. Bunya Kumagai, Mr. Akio Oshima and Mr. Katsuhiro Nakamura, will expire at the close of this meeting, it is proposed that three (3) Directors be elected.
The candidates for positions as Directors are as follows:

Number
of
Company
Candidate	Name	History, Positions, Responsibilities and Principal Concurrent		Shares
Number	(Date of Birth)	Positions		Owned
1	Tsutomu Shindou	April 1978	Entered NTT Public Corporation	71
(September 4, 1954)

		July 2004	Managing Director of Corporate
Marketing Promotion Department
of the Company

		July 2005	Managing Director of System
Marketing Department III of
the Company

		April 2006	Managing Director of Corporate
Marketing Department III of
the Company

		April 2007	Managing Director of Corporate
Marketing Department I of the
Company

		June 2007	Senior Vice President and
Managing Director of Corporate
Marketing Department I of the
Company

2	Wataru Kagawa	April 1978	Entered NTT Public Corporation	50
(October 4, 1953)

		February 2002	Managing Director of IR Office
of the Company

		June 2004	Managing Director of IR
Department of the Company

		July 2005	General Manager of Saitama
Branch of the Company

		July 2007	Member of the Board and
Managing Director of General
Affairs Department of NTT
DoCoMo Kansai, Inc.

		July 2008	Associate Senior Vice
President and Managing
Director of Kansai Regional
Office of the Company

Number
of
Company
Candidate	Name	History, Positions, Responsibilities and Principal Concurrent		Shares
Number	(Date of Birth)	Positions		Owned
3	Kazuhiro Yoshizawa	April 1979	Entered NTT Public Corporation	84
(June 21, 1955)

		April 1994	Senior Director of Procurement
and Supply Department of the
Company

		December 1996	Senior Director of Corporate
Strategy and Planning
Department of the Company

		July 2001	Senior Director of Human
Resources Management
Department of the Company

		July 2003	Senior Director of Corporate
Strategy and Planning
Department of the Company

		June 2007	Senior Vice President and
Managing Director of Corporate
Marketing Department II of the
Company
Note:
NTT DoCoMo Kansai, Inc., previously a wholly-owned subsidiary of the Company, was liquidated following its merger with NTT DOCOMO, INC., the surviving company, in July 2008.

Fourth Item of Business: Election of Four (4) Corporate Auditors
As the terms of office of four (4) Corporate Auditors, Mr. Kenichi Aoki, Mr. Yoshitaka Makitani, Mr. Kyouichi Yoshizawa and Mr. Takaaki Wakasugi, will expire at the close of this Meeting, it is proposed that four (4) Corporate Auditors be elected.
The candidates for Corporate Auditors, to whom the Board of Corporate Auditors has given its approval, are as follows:

Number
of
the
Company
Candidate	Name	History, Positions, Responsibilities and Principal Concurrent		Shares
Number	(Date of Birth)	Positions		Owned
1	Shuro Hoshizawa (June 17, 1949)	April 1973	Entered NTT Public Corporation	124

		June 2002	Member of the Board and Managing Director of Corporate Marketing Department I of the Company

		June 2004	Executive Vice President, Member of the Board and Managing Director of Corporate Marketing Division of the Company

		June 2005	(Implementation of corporate officers system) Executive Vice President, Member of the Board and Managing Director of Corporate Marketing Division of the Company

		June 2007	President and Representative Director of NTT DoCoMo Hokkaido, Inc.

		July 2008	Special Advisor and Managing Director of Hokkaido Regional Office of the Company

		July 2008	President and Representative Director of DOCOMO Support, Inc.

2	Kyouichi Yoshizawa (April 12, 1950)	April 1969	Entered NTT Public Corporation	103

		August 2000	Secretary General of East Japan Headquarters of All NTT Workers Union of Japan

		July 2002	President of East Japan Headquarters of All NTT Workers Union of Japan

		August 2004	Secretary General of National Headquarters of All NTT Workers Union of Japan

		September 2006	Advisor of NTT Travel Service Co. Ltd.

		June 2007	Full-time Corporate Auditor of the Company

Number
of
the
Company
Candidate	Name	History, Positions, Responsibilities and Principal Concurrent		Shares
Number	(Date of Birth)	Positions		Owned
3	Haruo Morosawa (December 27, 1950)	April 1974	Entered Board of Audit of Japan	10

		December 1999	Director for Accounting, Secretariat of General Executive Bureau, Board of Audit of Japan

		December 2000	Deputy Director-General, Secretariat of General Executive Bureau, Board of Audit of Japan

		December 2004	Director General of 1st Bureau, Board of Audit of Japan

		April 2009	Deputy Secretary General of General Executive Bureau, Board of Audit of Japan

		April 2010	Member of the West Block Bidding Inspection Commission of Japan Railway Construction, Transport and Technology Agency

4	Eiko Tsujiyama (December 11, 1947)	August 1980	Assistant Professor, Humanities Department, Ibaraki University	0

		April 1985	Assistant Professor, Faculty of Economics, Musashi University

		April 1991	Professor, Faculty of Economics, Musashi University

		April 2003	Professor, Graduate School of Commerce, Waseda University

		June 2008	Outside Corporate Auditor of Mitsubishi Corporation

		June 2010	Outside Director of Orix Corporation

(Important concurrent positions at other institutions)

Professor, Graduate School of Commerce, Waseda University

Outside Corporate Auditor of Mitsubishi Corporation

Outside Director of Orix Corporation

Notes:

1.	NTT DoCoMo Hokkaido, Inc., previously a wholly-owned subsidiary of the Company, was liquidated following its merger with NTT DOCOMO, INC, the surviving company, in July 2008.

2.	Mr. Shuro Hoshizawa is expected to resign from the Board of Directors of DOCOMO Support Inc. on June 23, 2011.

Mr. Haruo Morosawa is expected to resign from the West Block Bidding Inspection Commission of Japan Railway Construction, Transport and Technology Agency by May 31, 2011.
Ms Eiko Tsujiyama is expected to take office as an outside corporate auditor of LAWSON, INC.

3.
Mr. Kyouichi Yoshizawa, Mr. Haruo Morosawa and Ms. Eiko Tujiyama are candidates for outside corporate auditors. Among these three candidates for outside corporate auditors, the Company intends to file with the Tokyo Stock Exchange, Inc. (TSE) the notification of Mr. Haruo Morosawa and Ms. Eiko Tsujiyama as independent corporate auditors as defined by the regulation of TSE.

4.
Mr. Kyouichi Yoshizawa was elected as a candidate for an outside corporate auditor because of the Company’s expectations for his auditing capability based on his experience and knowledge derived from his long years of engagement in telecommunications business.

Mr. Haruo Morosawa was elected as a candidate for an outside corporate auditor because of the Company’s expectations for his auditing capability based on his professional experience and knowledge developed through his long years of service at the Board of Audit of Japan.

Ms. Eiko Tsujiyama was elected as a candidate for an outside corporate auditor on account of her capacity as Certified Public Accountant and because of the Company’s expectations for her auditing capability based on her extensive insights on finance and accounting developed through her long years of experience as a university professor and an outside director of private companies.

Although Mr. Kyouichi Yoshizawa, Mr. Haruo Morosawa and Ms. Eiko Tsujiyama have not been involved in corporate management other than serving as outside directors or outside corporate auditors, the Company judged they can properly fulfill the roles of corporate auditors due to the aforementioned reasons.

5.	Mr. Kyouichi Yoshizawa is currently an outside corporate auditor of the Company. At the conclusion of this meeting, he will have served four (4) years as an outside corporate auditor.

6.
In accordance with the provisions of Article 427, Section 1 of the Corporate Law of Japan, the Company has entered into a limited liability contract with Mr. Kyouichi Yoshizawa, which sets forth the upper limit of damage compensation liability as provided in Article 423, Section 1 of the Corporate Law of Japan, and if the election of Mr. Kyouichi Yoshizawa is approved, the Company plans to continue the said contract, so that he can properly fulfill the roles expected for an outside corporate auditor of the Company. In addition, the Company also plans to enter into a similar contract with Mr. Haruo Morosawa and Ms. Eiko Tsujiyama, respectively, so that they can properly fulfill the roles expected for an outside corporate auditor of the Company.

-end-

BUSINESS REPORT
(For the fiscal year from April 1, 2010 to March 31, 2011)
Note:
The term “FY2010” hereinafter refers to the fiscal year ended March 31, 2011, and other fiscal years are referred to in a corresponding manner. All non-consolidated figures regarding results of operations in this report were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), unless otherwise stated herein. Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), unless otherwise noted.

1. Business Matters of the Corporate Group
(1) Main Business Segments
The main business activities of our Group are summarized in the table below.

Business Segment	Main Business Activities
Mobile phone business	Cellular (Xi, FOMA and mova) services, packet communications services, international services, satellite mobile communication services, and sales of handsets and equipments for each service, etc.

Miscellaneous businesses	Credit business, home shopping services, mobile advertisement business, high-speed Internet access service for hotel facilities and other measures, and other miscellaneous businesses
(2) Developments and Results of Operations
As Japan’s mobile telecommunications market continues to mature in line with the rise in cellular penetration rate, competition among operators remains intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, we developed our new corporate vision, “Pursuing Smart Innovation: HEART,” with the aim of achieving further growth and delivering new value to society.
In the fiscal year ended March 31, 2011, based on our medium-term action plan “Change and Challenge”, we continued to promote various measures aimed at improving customer satisfaction including, among other things, the enrichment of product lineup, improvement of billing plans and enhancement of after-sales support, which earned us excellent reviews from external research organizations. Positioning this fiscal year as the first year of the execution phase to realize the goals of our “Challenge” programs, we worked to further spread smartphones, launched a new LTE*-based communications service Xi and implemented various other measures to respond to the diverse needs of customers. Also, we continued to streamline costs through initiatives such as the reduction of network-related costs and general expenses by measures such as integrating our call centers.
Following the Great East Japan Earthquake on March 11, 2011, some 6,700 base station equipment became temporarily inoperable due to failure of base station facilities, disruption of commercial power supply and/or transmission lines and other reasons. Immediately after the earthquake, we established Disaster Countermeasure Offices in our Tokyo headquarters and the Tohoku Regional Office, and mobilized a total of some 4,000 people to restore our mobile communications services as quickly as possible through the restoration of transmission lines, the deployment of mobile base station vehicles and power supply vehicles, and other measures.
As a result, for the fiscal year ended March 31, 2011, we recognized operating revenues and operating income of ¥4,224.3 billion (a decrease of ¥60.1 billion from the prior fiscal year) and ¥844.7 billion (an increase of ¥10.5 billion from the prior fiscal year), respectively. Income before income taxes was ¥835.3 billion and net income attributable to NTT DOCOMO, INC. was ¥490.5 billion.
Note:	Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
*	LTE (Long Term Evolution) is a next-generation mobile communications standard developed as an advancement of the third-generation (3G) mobile phone system.
(Billions of yen)

	19th Fiscal Year	20th Fiscal Year	Year-on-Year
Item	(FY2009)	(FY2010)	Change
Operating revenues	4,284.4	4,224.3	-1.4%
Operating income	834.2	844.7	1.3%
Income before income taxes	836.2	835.3	-0.1%
Net income attributable to NTT DOCOMO, INC.	494.8	490.5	-0.9%
■	Mobile Phone Business
<<Number of Subscriptions for Principal Services>>
As of March 31, 2011, the number of cellular services subscriptions was 58.01 million. Of this total, the number of FOMA subscriptions accounted for approximately 98% of all cellular services subscriptions, exceeding 56 million subscriptions. Subscriptions for Xi services, which we launched on December 24, 2010, the number of subscriptions was 25,600. It is planned that mova services will be terminated at the end of March 2012, and as a result of initiatives to promote migration to FOMA services, the number of subscriptions has dropped to 1.24 million. Also, as of March 31, 2011, subscriptions for “Value Plan” were approximately 41.3 million.
For Packet Flat-Rate services, due to the spread of smartphones, the revision of maximum monthly charges of existing packet flat-rate plans and the introduction of new plans, the number of subscriptions was 31.92 million as of March 31, 2011. Also, subscriptions for “Flat-Rate Data Plan,” a billing plan for FOMA data communications, exceeded 1 million in February 2011.

(Thousands of subscriptions)

	As of March 31,	As of March 31,	Increase or	Year-on-Year
Category	2010	2011	Decrease	Change
Cellular services	56,082	58,010	1,928	3.4%
Xi services	—	26	—	—
FOMA services	53,203	56,746	3,542	6.7%
i-channel	16,818	16,233	-585	-3.5%
i-concier	4,200	6,224	2,024	48.2%
mova services	2,879	1,239	-1,640	-57.0%
Packet flat-rate services	25,767	31,921	6,154	23.9%
i-mode services	48,992	48,141	-851	-1.7%
sp-mode services	—	2,095	—	—

Notes:

1.	Number of subscriptions to Cellular services, Cellular (FOMA) services and Cellular (mova) services includes Communication Module services subscriptions.

2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

3.
Number of subscriptions to packet flat-rate services includes subscriptions to “Pake-hodai Flat,” “Pake-hodai double,” “Pake-hodai double 2,” “Pake-hodai simple,” “Pake-hodai full,” “Pake-hodai,” “Biz-hodai,” “Xi data plan Ninen,” “Xi data plan,” “Flat-rate data plan Flat,” “Flat-rate data plan Standard,” “Flat-rate data plan Standard2” “Flat-rate data plan 64K,” and “Flat-rate data plan HIGH-SPEED” (Number as of March 31, 2010 includes subscriptions to “Biz-hodai double” and “Biz-hodai simple” in addition to the aforementioned plans.)

4.	Number of i-mode subscriptions includes Cellular (FOMA) i-mode subscriptions and Cellular (mova) i-mode subscriptions.
<<No.1 Customer Satisfaction Ranking>>
Now that the Japanese mobile telecommunications market has entered a period of maturation, we have moved ahead with our business transformation programs from a customer-centric perspective in accordance with our “Change and Challenge” action plan, ensuring a thoroughly hands-on approach to serving customers and uniting the forces of the entire corporate group. We have constantly listened to the voices of our customers through various channels such as docomo Shops and call centers, and strived to respond to them in a steadfast manner. As a consequence, we were awarded the No. 1 ranking in the 2010 Japan Mobile Phone Service StudySM, a consumer satisfaction survey conducted by J.D. Power Asia Pacific*1.
We also received the highest marks among the mobile operators for our enterprise offerings in the 2010 Japan Business Mobile Phone Service StudiesSM by J.D. Power Asia Pacific for two consecutive years*2. In addition, we were awarded the highest ranking in the Nikkei BP Consulting customer satisfaction survey of mobile data device users*3 for two consecutive years as well.
We were highly evaluated by a broad base of both consumer and enterprise users in various categories including after-sales support and call quality. However, we are determined not to be content with these achievements, and we are committed to continuing our all-out efforts to achieve further improvement in customer satisfaction.

*1
J. D. Power Asia Pacific 2010 Japan Mobile Phone Service StudySM. Study results were based on responses obtained from 7,500 mobile phone users residing in Japan during the period between July and August 2010. http://www.jdpower.co.jp/

*2	J. D. Power Asia Pacific 2009-2010 Japan Business Mobile Telephone/PHS Service Customer Satisfaction Index StudySM. The study results were based on 3,222 responses from individuals responsible for supervising or deciding upon telephone services at 2,345 businesses with 100 or more employees. (Each respondent evaluated up to two mobile telephone/PHS providers.) http://www.jdpower.co.jp/

*3
Nikkei BP Consulting Mobile data devices customer satisfaction survey. Results were based on responses to a web-based customer satisfaction survey of 1,600 data device users, conducted between March 10 and March 15, 2010. http://consult.nikkeibp.co.jp/consult/release/mobile100525.html

<<Spread of Smartphones>>
With the diffusion of packet flat-rate services, smartphones have been rapidly growing popular as a mobile device which users can enjoy the Internet, music or videos on large screens, or add various applications developed worldwide. To address the diversifying demands of smartphone users, we have enriched our smartphone lineup by releasing models such as XperiaTM *1 and GALAXY S, and implemented the following measures:
In conjunction with the release of XperiaTM on April 1, 2010, we created the “docomo market” portal for smartphones and started offering a wide array of content and applications that can be used on our smartphones.
Also, in September 2010, to improve our customers’ convenience, we launched the “sp-mode” service—an ISP*2 for smartphones that allows users to carry the same i-mode mail address after migrating to smartphones. In addition, we implemented various other measures including, among other things, the introduction of the “Osaifu-Keitai” electronic wallet capabilities on FeliCa-enabled smartphones and transplanting to smartphones the “docomo map navi” navigation service and other services previously accessible only via i-mode.
In addition, we introduced the “Monthly Support” program in March 2011. Under this program, customers with new smartphones will be given certain levels of discounts, which will vary by each model, on their monthly bills for up to 24 months.
As a result of these actions, the number of smartphones sold during the fiscal year ended March 31, 2011, increased significantly from the previous fiscal year to over 2.5 million units. The total number of “sp-mode” subscribers as of March 31, 2011, was 2.09 million.

*1	Xperia is a trademark or registered trademark of Sony Ericsson Mobile Communications AB.

*2	ISP (Internet Service Provider) is a service that provides access to the Internet.
<< Launch of Xi Service>>
On December 24, 2010, we launched the next-generation LTE service featuring high-speed, large-capacity and low-latency transmission under a new service brand, Xi. As of March 31, 2011, the total number of Xi base stations installed in the Tokyo/Osaka/Nagoya regions has grown to over 1,000. Customers who signed up for Xi are now enjoying comfortable data access at higher transmission speeds. By the end of March 2012, we plan to roll out a total of some 5,000 Xi base stations in prefectural capital-size cities across Japan to further expand areas in which users can enjoy comfortable data access.
For data access via Xi, we introduced dedicated billing plans “Xi Data Plan” and “Xi Data Plan Ninen”. The latter is a time-binding contract that offers cheaper monthly rates compared to the former to customers committing to a two-year subscription. In view of the limited area coverage in the initial phase, we commenced a special introductory offer “Xi Start Campaign” to provide subscribers with discounts on monthly charges through April 30, 2012.
Going forward, in addition to enhancing the transmission speeds of our existing services through the use of Xi, we will also aim to create a more comfortable communications environment that can satisfy the needs of our customers by delivering new services that take full advantage of

LTE’s unique properties such as the distribution of long high-quality videos, tourist guide service using AR technology* and simultaneous translation service.

*
AR (Augmented Reality), through the use of computer technology, adds information to the physical reality which users perceive. It differs from “virtual reality” which presents a world completely created by methods such as computer graphics.

<<Promotion of Packet Usage>>
We implemented the following measures aiming to promote the use of packet communications services:
•
Integrated previously separate flat-rate packet billing plans for each handset type into “Pake-hodai Double” to make our billing structure simpler and easier to understand. Also made a downward revision to the maximum monthly charge for users accessing packet communication services via PCs or other external devices.

•
Introduced new flat-rate plans to cater to diversified needs of customers. “Pake-hodai Flat” is a full flat-rate plan which provides unlimited access for a flat monthly rate ¥525 cheaper than the maximum monthly rate for smartphone use in our existing “Pake-hodai Double” plan. “Pake-hodai Double 2” is a two-tiered packet flat-rate plan which allows users to use more packets on a pay-as-you-go basis than under the existing two-tiered plan before usage reaches the monthly upper limit.

•
Launched a special discount campaign targeting users of “Flat-rate Data Plan Standard Value,” a flat-rate plan for customers using devices including data-only devices and 3G-enabled mobile Wi-Fi* routers on our network, in which the monthly maximum rate is reduced by ¥1,575 for one year after subscription. Also introduced new flat-rate plans, “Flat-rate Data Plan Flat Value,” a full flat-rate option in which the monthly maximum rate is set ¥525 cheaper than the “Flat-rate Data Plan Standard Value,” and “Flat-rate Data Plan Standard 2 Value,” a two-tiered plan which allows the use of more packets than the “Flat-rate Data Plan Standard Value” on a pay-as-you-go basis before reaching the monthly upper limit.

•
Launched “Ouen Student Discount” campaign targeted at students and their families. Under this campaign, the basic monthly charges of new student subscribers and their family members subscribing to “Type Simple Value” plan are reduced to ¥390 for up to three years, and the maximum monthly rates for subscribers of smartphones are reduced by ¥525.

•
Introduced “Otayori Photo Plan” and “Otayori Photo Plan Full” as new billing plans for our “Otayori Photo” digital photo frame service. Also launched “Otayori Photo Plan-Wari” discount plan, which offers discounts allowing users committing to a two-year subscription to use digital photo frame service starting from a minimum rate of ¥390 per month.

•	Enriched the content offered in “BeeTV”, “EveryStar” and various other services, as measures for further expanding the packet usage of light to medium users of i-mode.

•	Launched an electronic book service through “2Dfacto“online bookstore offered by 2Dfacto, Inc., a joint-venture company established by Dai Nippon Printing Co., Ltd., DOCOMO and CHI Group Co., Ltd.

*	Wi-Fi is a registered trademark of the Wi-Fi Alliance.

<<Introduction of New Services>>
Below is a list of new services launched during the fiscal year ended March 31, 2011.

Service name	Overview
sp-mode	An ISP service for smartphones that allows users to carry the same i-mode mail address (@docomo.ne.jp) after migrating to smartphones, and use various other services such as mail containing pictograms and decorations, content payment service, access restriction service and the Disaster Message Board Service, etc.

docomo market (for smartphones)	A portal for docomo smartphones containing a wide array of attractive content and applications. (In addition to recommended applications, users can easily obtain popular content such as news, video, electronic books and games, as well as docomo’s original content.)

docomo market (for i-mode)	A content store for i-mode that offers a rich variety of content.

• An applications store offering applications supplied by individual content developers in addition to high-quality applications provided by businesses.

• A music store offering approximately 1,000,000 pieces of music in broad categories

• A book store offering approximately 20,000 titles of popular comics, novels and practical guides, etc.

docomo map navi	A map/navigation service that offers various features to support customer’s individual behavior, such as current location map, search of nearby shops/facilities, navigation, driving information, train route finder, etc.

iBodymo	A mobile health-support service, taking advantage of the aspect that a mobile phone is carried around daily, which assists customers to have fun in raising health awareness and improving behavior in their daily lives.

docomo web mail	A service that allows i-mode subscribers to use a dedicated mail addresses (@dwmail.jp) for free, and view or send/receive emails via browsers of both PCs and mobile phones (In the case of mobile phones, the service can also be used with a special i-appli).

docomo Drive Net	An information delivery service for drivers which provides the latest map data or information on tourist spots, available parking lots, etc., in real time based on the car’s current location via DOCOMO’s network.

docomo one-time insurance	An insurance service offering four types of coverage (sport/leisure insurance, golfer insurance, domestic travel insurance and overseas travel insurance) that can be subscribed easily from a mobile phone on an as-needed basis only for the required period.

Service name	Overview
MD+	A free-of-charge membership-based information delivery service for doctors which provides access to medical content such as lectures by leading doctors in Japan and abroad, case studies based on actual clinical application, pharmaceutical information, etc., via PCs and smartphones.

Medical Brain	A membership-based information portal for medical professionals, allowing users to efficiently gather a broad range of information relating to medical care.
<<Enrichment of After-sales Support>>
We have been strengthening our after-sales support with the goal of further improving customer satisfaction. The number of cases handled in our after-sales support activities during the fiscal year ended March 31, 2011, is summarized below:
•	Field staff dispatch in principle within 48 hours after setting up an appointment with customers requesting coverage improvement, and area quality surveys conducted: approximately 52,000 cases.

•
Acceptance of mobile phones in “Mobile Phone Checking Service,” which provides free basic after-care, including checkups, minor repairs and cleaning at docomo Shops to help customers maintain their mobile phones in the best possible condition: approximately 7 million cases.

•
Total number of subscribers to “Mobile Phone Protection & Delivery Service”, a service which covers handset troubles such as loss, water exposure, and total damage, and delivers a replacement handset (refurbished handset* and new battery pack) with a telephone call from the customer: approximately 32 million.

*	Refurbished products are handsets collected from customers that have been repaired, had their covers replaced and undergone quality checks, and then reset to the same state as a new product.
<<Reinforcement of Product Lineup>>
Below is a list of the principal new products released during the fiscal year ended March 31, 2011:

docomo Smartphone	Smartphones that can cater to the diverse needs of customers as a tool for enjoying web services.
(13 models including
XperiaTM arc (SO-01C)
MEDIAS (N-04C)
GALAXY S (SC-02B)
LYNX 3D (SH-03C)*1
REGZA Phone (T-01C)*2
BlackBerry®CurveTM 9300*3
Optimus chat (L-04C)
XperiaTM (SO-01B)
Optimus Pad (L-06C)
GALAXY Tab (SC-01C) )

docomo STYLE series	Distinctive mobile phones, designed like accessories and offered in a wide variety of fashionable designs and colors for individuals who want to project the latest look.

(20 models including F-04C (109), SH-04C (Q-pot.), F-02C (ANTEPRIMA), N-01C(About a girl), N-02C, SH-02C, P-02C, F-05C, L-01C)

docomo PRIME series	Full-feature mobile phones for the maximum enjoyment of video, games and other entertainment by people who love to explore the latest multimedia.

(8 models including P-03C (LUMIX*4), N-03C (BURTON), F-01C, SH-01C)

docomo SMART series	Sophisticated mobile phones for busy people who want to live productively and enhance the management of their professional and private lives.

(4 models: F-03C, P-01C, N-07B, SH-09B)

docomo PRO series	The most advanced high-spec mobile phones for those who love cutting-edge digital tools and can’t get enough of the newest, hottest technology.

(4 models: SH-06C, L-03C, SH-05C, N-08B)

Raku-Raku PHONE series	An easy-to-use handset series designed on the concept of “user-friendly”, “simple”, “easy to read” and “peace of mind.”

(Raku-Raku PHONE 7)

Concept models	• The eco-friendly TOUCH WOOD™ mobile phone with a natural wooden body made from trees culled during forest-thinning operations. (SH-08C)

• A limited edition phone developed in partnership with French luxury crystal glass maker Baccarat. (SH-09C)

Otayori Photo panel	Stylish, extra-thin wireless digital photo frame offering easy setup and large internal memory for instant transmission of photos taken by mobile phones. (Photo Panel 03)

Book reader	Compact e-book reader with 5.5-inch color touchscreen. Equipped with web browser for easy access to e-book services. (SH-07C)

Data communications devices	Data device for the Xi service for comfortable data access at higher speeds, and mobile Wi-Fi routers for easy Internet access via the FOMA network.

• Xi-enabled device (L-02C)

• Mobile Wi-Fi routers (2 models: BF-01B, HW-01C)

*1	LYNX is a registered trademark of Sharp Corporation.

*2	REGZA Phone is a trademark or registered trademark of TOSHIBA Corporation.

*3	BlackBerry and related names and logos are trademarks or registered trademarks of Research In Motion Limited.

*4	LUMIX is a trademark or registered trademark of Panasonic Corporation.

<<Reinforcement of Corporate Marketing>>
We have promoted the following initiatives to propose new values useful for the businesses of our corporate clients:
•
Released “F-05B” handsets equipped with a capability to read commercial bar codes for enterprise users, and “F-01B” phones equipped with various useful features for business users such as remotely customizable security features.

•	Released FOMA ubiquitous module “FOMA UM01-HW”, which can be incorporated into various devices for voice, SMS and packet services.

•
Started a new satellite phone service “Widestar II,” which provides data communications at lower charges and higher speeds than our conventional “Widestar” satellite phone service and also started marketing “handheld version terminal 01” and “maritime/in-vehicle version terminal 01” for “Widestar II.”

•	Launched a new discount service “Business Simple,” a plan which is simpler and easier to understand compared to various existing discount packages for enterprise users.

•
Introduced three types of billing plans (“docomo Authentication Plan,” “docomo One-time Authentication Plan” and “Client Authentication Plan”), which can be subscribed easily by small and medium-sized enterprises subscribing to a limited number of mobile phones, in our remote access service for enterprise users, “Business mopera Access Pro.” Also introduced “Business mopera Access Premium Xi Type” in conjunction with the launch of Xi service.

•
Started offering “Mobile Marketing ASP Service,” which realizes CRM* by leveraging the capabilities of the “Osaifu-Keitai” e-wallet, such as issuing membership certificates and distributing discount coupons.

•	Launched “simultaneous broadcast service” that enables instantaneous information sharing in multiple locations over a wide area using voice, facsimiles and email.

•	Started offering “Mobile Secure Desktop”, a cloud-type service for mobile workers to work safely outside the office using PCs or tablet devices, while reducing the risk of information leakage.

*	CRM (Customer Relationship Management) refers to customer management systems which accumulate and manage customer information and customer correspondence records.
<<Deployment of International Services>>
To allow customers travelling overseas to use our communication services free of any concern, we expanded the areas where our international roaming service is available, increased the number of overseas support counters and introduced flat-rate packet billing plans for overseas roaming users.
•	The number of countries/regions where international roaming for each service is available (as of March 31, 2011):
-	Voice/short message service (SMS): 213 countries/regions

-	Packet communications service: 177 countries/regions

-	Videophone service: 53 countries/regions
•	The number of cities where an overseas support counter was established to provide free battery charging service and handle inquiries pertaining to the use of mobile phone grew to 14.

•	Launched “Global Pake-hodai Service” for international roaming users, allowing them to use packet communications under a flat-rate billing scheme (billed per day) through an overseas mobile service provider designated by DOCOMO (available in 39 countries/regions as of March 31, 2011) to eliminate worries about their packet communications bill.

•
Launched “Phone Number Storage” and “Mail Address Storage” services to enhance the convenience of customers studying or working abroad for a long period of time, by allowing them to retain their FOMA phone numbers and mail addresses for up to three years.

<<Overseas Business Deployment>>
We have moved ahead with the deployment of our services through investments/alliances and constructed new collaborative partnerships in overseas markets.
•
The combined subscription count of our Indian partners TTSL*1 and TTML*2, in which we own equity stakes, grew to over 85 million following the launch of GSM service under the TATA DOCOMO brand. Through our joint efforts, TTSL became the first Indian private telecom operator to launch commercial 3G service.

•
net mobile AG, our German-based subsidiary engaged in mobile content distribution platform business, started offering “MANGA MODE”, a mobile comic distribution service on a mobile phone portal that can be used commonly by the users of major mobile operators in France.

•
We entered into a business collaboration agreement with China’s largest mobile operator, China Mobile Communications Corporation, and leading South Korean telecom operator, KT Corporation, to explore opportunities for collaboration in areas such as network technologies and common platforms.

*1	Tata Teleservices Limited

*2	Tata Teleservices (Maharashtra) Limited
■	Miscellaneous Businesses
<<Promotion of Credit Business>>
We have worked to expand the adoption of our credit brand “iD” and our credit service “DCMX” compatible with “iD”, which can be used as “Osaifu-Keitai” electronic payment solutions.
•
With respect to our credit brand “iD”, we have worked to increase the member stores where “iD” credit payment can be used, especially in places frequently visited by users in their everyday activities. We completed the roll-out of “iD” payment terminals in all outlets of Seven-Eleven and Mini-Stop convenience store chains nationwide by July 2010 and January 2011, respectively. Meanwhile, we started offering “iD” service for smartphones equipped with FeliCa IC chips from February 2011. As a result, the total number of “iD” reader terminals installed reached 510,000 units as of March 31, 2011 (an increase of 70,000 units compared to March 31, 2010), and the total number of “iD” subscribers reached 15.84 million as of March 31, 2011.

•
We also strived to increase the number of subscriptions and boost the usage of our mobile credit payment service, “DCMX”, by revising its loyalty point program, increasing the number of affiliated stores where users can earn “docomo Points”, expanding the number of virtual stores on our Internet shopping site “DCMX docomo Point mall” and conducting various other promotional campaigns. As a result, the combined subscriptions to the “DCMX” services reached 12.32 million as of March 31, 2011 (an increase of 1.06 million from March 31, 2010).

<<Others>>
In addition to the above-mentioned initiatives, we worked to increase our revenues through our home shopping service provided mainly through TV media, our mobile advertisement business primarily on i-mode sites, development and sales of various system solutions leveraging our mobile techniques and experience, provision of high-speed Internet access service for hotel facilities and other measures mainly in the Asia-Pacific region.
In September 2010, our subsidiary, Multimedia Broadcasting, Inc.*, received the approval from the Ministry of Internal Affairs and Communications of Japan to become the sole commissioned carriage operator for providing nationwide multimedia broadcasting services for mobile devices. In January 2011, Japan Mobilecasting, Inc. was spun off as the operating company providing commissioned multimedia broadcasting services and started preparations toward the service launch scheduled in April 2012.

*	On April 1, 2011, Multimedia Broadcasting, Inc. changed its name to mmbi, Inc.
Operating revenues and income (loss) in each business segment in the fiscal year ended March 31, 2011 are indicated in the table below.
(Billions of yen)

					Year-on-Year
Category	FY 2009		FY 2010		Change
Operating revenues
Mobile phone business	4,167.7	(97.3)	4,090.7	(96.8)	-1.8%
Voice	1,910.5	(44.6)	1,712.2	(40.5)	-10.4%
Packet	1,589.0	(37.1)	1,694.9	(40.1)	6.7%
Miscellaneous businesses	116.7	(2.7)	133.6	(3.2)	14.5%
Total	4,284.4	(100.0)	4,224.3	(100.0)	-1.4%
Operating income (loss)
Mobile phone business	845.6	(-)	856.7	(-)	1.3%
Miscellaneous businesses	-11.4	(-)	-12.0	(-)	-5.4%
Total	834.2	(-)	844.7	(-)	1.3%

Notes:

1.	Figures in parentheses indicate revenues as a percentage of total operating revenues.

2.	Operating revenues for the voice mobile phone business include circuit-switching data communication.

(3)	Impact of the Great East Japan Earthquake and Restoration Efforts
<<Damages of the Great East Japan Earthquake>>
Following the Great East Japan Earthquake on March 11, 2011, some 6,700 base station equipment became inoperable due to physical damages to these facilities, disruption of commercial power supply and transmission lines and other factors. With regard to docomo Shops, in the immediate aftermath of the earthquake, 159 out of 195 shops in the Tohoku region were forced to close temporarily, and a total of 90 shops including those located in the Kanto region were either completely or partially destroyed.

Immediately after the earthquake, we established Disaster Countermeasures Offices in our headquarters and the Tohoku Regional Office to create an organizational structure capable of close collaboration 24 hours a day, and activated the “Disaster Message Board Service”. In cooperation with other NTT Group companies and construction companies, we have worked to assess the damages and restore our communication facilities as quickly as possible and initiated support activities for disaster victims.
<< Restoration Activities>>
The specific actions undertaken by our group for the restoration of communication facilities and the support for disaster victims are as follows:
•	Restoration of Communication Facilities
In our efforts toward the restoration of damaged communication facilities, we mobilized a total of some 4,000 people, and deployed approximately 30 mobile base station vehicles, approximately 30 mobile power supply vehicles and approximately 400 units of portable power generators to supply electricity to base stations and other facilities where commercial power supply was disrupted. We also recovered the transmission lines through the use of optical fiber, micro-wireless circuits and satellite circuits, and deployed base stations employing a large zone scheme* on mountaintops and other locations to resume services as quickly as possible. In areas where access was restricted due to the accident at the Fukushima Daiichi Nuclear Power Plant, we used high-performance antennas to transmit signals from outside the 20-km exclusion zone and replaced the transmission lines inside exchange-office buildings within the 20-km exclusion zone. As a result of these efforts, most of the service areas near the nuclear power plant and along major trunk roads in its vicinity were restored, enabling the resumption of FOMA service.

*	“Large zone scheme” is a method to cover areas normally covered by multiple stations by utilizing a single station.
•	Initiatives for Securing Means for Communication
To assist the restoration of disaster-stricken areas, we rented to local administrative institutions and installed at evacuation shelters approximately 900 satellite mobile phones, approximately 1,700 mobile phones and approximately 300 tablet devices. We also established approximately 300 stations where mobile phones can be recharged for free using multi-chargers, solar chargers and other means.
•	Provision of “Disaster Message Board Service”
We activated the “Disaster Message Board Service” immediately after the earthquake to provide disaster victims with a means of communication. To allow a greater number of people to use this service, we expanded the areas from which messages can be posted to cover the entire nation within one week after the earthquake, and also enabled its use through smartphones.
•	Reopening of docomo Shops
To offer assistance to customers whose mobile phones were damaged or lost due to the disaster,

we strived to reopen our docomo Shops as quickly as possible. As of March 31, 2011, approximately 90% of our docomo Shops, excluding those in buildings that were severely damaged or those within the exclusion zone around Fukushima Nuclear Power Plant, have reopened. For customers living in areas near shops which could not resume operations, nearby docomo Shops provided on-site services to answer to their needs.
•	Provision of “Restoration Area Maps”
For the three prefectures of Iwate, Miyagi and Fukushima, which suffered the severest damages from the earthquake, we started providing the “Restoration Area Maps” (Japanese only) on our home page from March 20, 2011, to allow users to confirm on maps such details as areas where FOMA service is available, areas that have been restored or planned to be restored through the use of mobile base station vehicles, locations where satellite mobile phones and free recharging services are available and information regarding docomo Shops.
•	Support for Disaster Victims
To support our customers affected by the disaster, we provided various services such as the extension of payment deadlines on phone bills, discounts on handset repair charges and free data restoration service for handsets damaged due to water exposure. In addition, for customers affected by the disaster, we decided to refund the basic monthly fees and other charges for the periods when services were not available.
•	Launch of Charity Drive Website for Affected Areas, etc.
To support the disaster-stricken areas, we launched a website to collect donations from customers through “DOCOMO mobile remittance service”, “DOCOMO Points” and other methods. We have donated ¥780 million, which was collected through March 30, 2011. We have also started accepting donations through the sale of charity applications and content from April 2011, and a total sum of ¥120 million collected by April 13, 2011 was donated. In a separate effort, the Company made a disaster-relief donation of ¥500 million. Also, the NTT group made a donation totaling ¥1 billion, which includes the aforementioned ¥500 million from our Company.
As expenses related to the disaster and the above-mentioned restoration and other initiatives, we recorded ¥7.1 billion in operating expenses for the fiscal year ended March 31, 2011. The main items comprising these expenses were losses on disposal of base station and other facilities, personnel and other expenses incurred in response for the disaster.
(4) Capital Expenditures
Below summarizes the principal capital investments made in the fiscal year ended March 31, 2011.
<<Capital Expenditures for Telecommunications Facilities>>
•	We continued further quality enhancements of FOMA service areas meticulously responding to the requests from customers.

•
We also continually reinforced our network facilities to provide a comfortable communications environment to users of large-capacity content, and accommodate the growth in traffic resulting from the expanded uptake of smartphones, etc.

•
As a result of these measures, the total number of FOMA outdoor and indoor base stations installed as of March 31, 2011 grew to 62,800 and 29,200, respectively (an increase of 7,100 units and 4,400 units, respectively, from March 31, 2010). For Xi service, we completed the installation of 700 outdoor and 300 indoor base stations.

<<Initiatives Aimed for Efficiency and Cost Reduction>>
•
By facilitating the conversion into an IP-based network, we streamlined our network structure and pursued the integration and/or capacity expansion of our existing equipment, while continually working toward the reduction of equipment procurement costs.

•
We also constructed our service areas and achieved quality improvement in an efficient manner, using the optimal equipment among various options taking into consideration the surrounding environmental conditions, traffic volume and other factors.

As a result, capital expenditures in the fiscal year ended March 31, 2011 were ¥668.5 billion.
(5) Financing Activities
During the fiscal year ended March 31, 2011, we did not make any long-term financing through capital increase, issuance of bonds, or long-term borrowings.
(6) Research and Development Activities
Research and development activities conducted in the fiscal year ended March 31, 2011 are described below.
<<Development of Handsets and Services >>
•
To provide our customers with a more comfortable communication environment, in addition to the commercialization of our Xi network, we undertook development of data communications devices compatible with the FOMA and Xi services. We also undertook development of a LTE-compatible communications platform, aiming for greater efficiency and lower costs in handset development.

•
We moved forward with the realization of handsets in new fields, such as the development of 10 smartphone models, including a BlackBerry® handset with AndroidTM* software. We also developed the “sp-mode” ISP for smartphones, enabling the use of sp-mode mail and the Disaster Message Board.

•	To answer customers’ demands for using SIM cards from other mobile operators with DOCOMO handsets, we worked on the development of various functions for SIM unlocking functions.

*	“Android” is a software platform designed for mobile phones which offers a free and open application development environment. Android is a trademark or a registered trademark of Google Inc.

<<Development of Technologies for Future Commercialization>>
•	We undertook development of technologies including the standardization of multimedia broadcasting, which converge the characteristics of broadcasting and communication.
•	We worked on the development of translator phone, which incorporates a user interface using technology such as voice recognition and a translation function.
<<Efforts Relating to Future Technologies>>
•	We continued our research on LTE-Advanced, a fourth-generation mobile communication standard, obtained extra base station licenses for conducting testing and began demonstration experiments.

•	We continued research on creating cutting-edge interfaces such as shoot, touch and play 3D technology.

•
We conducted research on “mobile space statistics*,” thought to be effective in the field of disaster prevention planning, for estimating the number of people who will have difficulty returning home in the event of a natural disaster, and in the field of community development.

•
To promote environmentally-friendly homes and electric vehicles, we tested interfaces to learn and utilize the status of household power consumption by wireless communications. We performed verifications aiming for the creation and standardization of such new communications technology platforms

*	Mobile space statistics refers to demographic information derived from operational data necessary for providing mobile phone services.
As a result of these activities, research and development expenditures during the fiscal year ended March 31, 2011 totaled ¥109.1 billion.
(7) CSR Activities
Adhering to our message, “Connecting people. Connecting society. Opening the door to new worlds,” by listening to the individual customer and to society as a whole, we strive to drive innovation toward the future and to create a richer, more comfortable manner of living as well as culture.
The following are important themes in our CSR message: the individual customer, consistent quality, safety and security, and environmental protection. We engage in various activities in keeping with these themes.
Specific CSR activities conducted in the fiscal year ended March 31, 2011 were as follows:
<< The Individual Customer>>
•	In the fiscal year ended March 31, 2011, we made 394 docomo Shops handicapped accessible; this included the installation of entryway ramps and wheelchair-accessible restrooms.
<<Consistent Quality>>
•	Considering the importance of mobile phones as a communications tool during disasters and emergencies, we provided the Disaster Message Board, which made it possible to confirm the safety of affected individuals, and Area Email which distributed emergency and evacuation information for areas that were likely to be affected.
<<Safety and Security>>
•
During the fiscal year ended March 31, 2011, on approximately 6,100 occasions and a total attendance of roughly 870,000 persons, we held Mobile Phone Safety Classes to educate users on mobile phone etiquette and how to deal with phone-related problems. This brought the number of classes since the classes were first conducted in 2004 to approximately 20,700 and total attendance to 3.16 million persons.

•
With respect to access restriction services (filtering services), we enhanced access restriction customization functions, enabling settings for restriction by time slots for i-mode mail use, and otherwise took measures to ensure safe and secure mobile phone use by young customers.

<<Environmental Protection>>
•
We set medium-term environmental targets through fiscal year 2010 of keeping carbon dioxide emissions at 1.17 million tons or less in fiscal year 2010 and achieving 5.3 million tons of carbon dioxide in environmental contributions from ICT services in fiscal year 2010. We proactively installed energy-saving equipment, worked to reduce greenhouse gases, and otherwise took measures to protect the environment.

•
During the fiscal year ended March 31, 2011, we collected 4.09 million used mobile phone handsets (bringing the cumulative total to 76.64 million handsets) as a part of our efforts to use limited resources efficiently.

•	We created docomo Woods in all 47 prefectures in June 2010, contributing to the protection of biodiversity through forest preservation activities.

•
We adopted our Smart for Green 2020 environmental vision, with three priority activities for attaining a sustainable society: (1) attaining a low-carbon society; (2) forming a recycling-based society, and (3) preserving biodiversity.

(8) Consolidated Financial Results and Assets

	17th Fiscal Year	18th Fiscal Year	19th Fiscal Year	20th Fiscal Year
	(FY 2007)	(FY 2008)	(FY 2009)	(FY 2010)

Operating revenues (millions of yen)	4,711,827	4,447,980	4,284,404	4,224,273
Operating income (millions of yen)	808,312	830,959	834,245	844,729
Income before income taxes (millions of yen)	800,688	780,473	836,157	835,338
Net income attributable to NTT DOCOMO, INC. (millions of yen)	491,202	471,873	494,781	490,485
Earnings per share attributable to NTT DOCOMO, INC. (yen)	11,391	11,172	11,864	11,797
Total assets (millions of yen)	6,210,834	6,488,220	6,756,775	6,791,593
NTT DOCOMO, INC. Shareholders’ Equity (millions of yen)	4,276,496	4,341,585	4,635,877	4,850,436

*
Effective April 1, 2009, we adopted the accounting pronouncement issued in December 2007 relating to noncontrolling interests in consolidated financial statements. Upon the adoption, “Net income attributable to NTT DOCOMO, INC.,” “Earnings per share attributable to NTT DOCOMO, INC.” and “NTT DOCOMO, INC. Shareholders’ Equity” are presented.

(9) Issues Facing the Group
Based on the aforesaid action plan, “DOCOMO’s Change and Challenge to Achieve New Growth,” in the fiscal year ending March 31, 2012, we will focus on the following priority items to make progress toward our goal to create a safe and secure society which is rich and comfortable for all, and also contribute to its continuous development.
<<DOCOMO’s Change>>
As part of the “Change” programs, we have reviewed every aspect of our business operations—from products/services to customer care to network construction, with the aim of enhancing the satisfaction of our customers. While we received the No. 1 ranking in customer satisfaction in the fiscal year ended March 31, 2011, we are determined not to be content with the present achievements. We, joining the forces of the entire group, are committed to continuing our endeavors to further improve customer satisfaction.
<<DOCOMO’s Challenge>>
With respect to the “Challenge” programs, we position the fiscal year ending March 31, 2012 as the second year of the execution phase of our challenges, to provide services that are tailored to the lifestyle and individual needs of each customer and to contribute to the sustained development of society by providing solutions to pressing issues. We will promptly and steadily implement the following actions:
•
Expansion of packet usage: We will aim to increase packet ARPU by promoting subscriptions to flat-rate billing plans for packet access, accelerating subscribers’ migration to smartphones, acquiring more users through subscriptions to second mobile devices (e.g., data communications or tablet devices), and proliferating the use of video services.

•
Proliferation of smartphones: We will move ahead with our endeavors to offer attractive devices, transplant to smartphones “i-channel”, “i-concier” and various other services that have so far been provided only on i-mode phones, and introduce new services that take advantage of the unique properties of smarphones. We will also put in place organizational structures and systems, etc., to respond to the full-scale proliferation of the smartphone market.

•
Roll-out of the Xi service and network evolution: To further enrich the Xi service launched in December 2010, we will move ahead with the development of network, devices and services to establish a foundation for promoting a wide array of advanced mobile broadband services. We will also work to further expand network coverage.

•
Promotion and further advancement of service personalization: We will further advance “i-concier” and introduce this service on smartphones to support the daily life of each customer, and offer a rich portfolio of content tailored to their varying needs or usage opportunities.

•
Deployment of social-support services: We will continually strive to create new businesses with the full-scale launch of social-support services in fields such as environment, health management and finance, while actively seeking alliances with external partners to secure new revenue sources.

•
Introduction and promotion of converged services: We will aim to provide more convenient services which are comfortable to use, such as the “Otayori Photo Service,” “docomo Drive Net” navigation and electronic books, and to further expand machine-to-machine businesses which connect devices not incorporated into a network.

•
Further advancement of devices: We will strengthen the lineup of our smartphones and other products to cater to the needs of broader customer segments. We also plan to add more variety to the lineup of Xi-enabled mobile devices.

•
Collaboration of devices and networks: We will aim to realize advanced services by optimizing the allocation of functions between devices and networks, leveraging the high-speed, large-capacity and low-latency properties of the LTE network.

•
Basic research aimed at new value creation: We will work on the verification of our research for creating businesses that contribute to the development of society and industries, and aim to realize a richer society that takes advantage of the characteristics of mobile communications. In particular, we will further advance our joint research on “Mobile Spatial Statistics.”

•
Expansion of international businesses: We will strive to expand the revenues streams from international businesses by further enriching our international services and enhancing our overseas service counters. We will also seek revenue expansion and sustained growth through overseas business deployment by allying with partners.

•
Domestic investments and alliances: We will endeavor to expand revenues and achieve sustained growth by creating new businesses and reinforcing our core business through the pursuit of investments and alliances in Japan. We will also drive innovation jointly with our partners and aim to create new values.

With respect to our actions in response to the Great East Japan Earthquake, in order to restore area quality to the pre-quake standards as quickly as possible, we are continuing our efforts in the restoration of communication and other facilities. Furthermore, taking this as a lesson, we are laying out a new disaster preparedness measure to realize swift responses in the event of a disaster. These measures include preventing interruption of communication services around major facilities, such as prefectural and municipal government offices across the country, and preparing responses in the case of interruptions in communications services affecting large areas and for long periods. We will continue to work towards providing our customers with safety and peace of mind.
New Disaster Preparedness Measures

Securing communication in key areas	(1) Construction of base stations using large-zone scheme

(2) Uninterruptible power supply, 24-hour battery supply

Swift response to disaster-stricken areas	(3) Increase of satellite mobile phones

(4) Increase of satellite entrance circuits

(5) Deployment of emergency microwave entrance facilities

Improved convenience	(6) Provision of disaster voice message service

(7) Improvement of “Restoration Area Maps”

(8) Support of voice guidance in “Disaster Message Board” service

(9) Further utilization of “Area Mail”

(10) Further utilization of ICT through convergence with SNS, etc.
Improvement of cost efficiency: To solidify our financial standing for sustained growth, we will optimize our nationwide operations and streamline our network- and sale-related costs.
Corporate Social Responsibility (CSR): We will undertake various actions focusing on the key areas of “the individual customer,” “consistent quality,” “safety and security” and “environmental protection.”
Operating income and return to shareholders: We will aim to achieve ¥850.0 billion in operating income for the fiscal year ending March 31, 2012, and endeavor to continue stable dividend payments.
Corporate governance: By establishing and operating an internal control system designed for lawful business conduct, we will continue to ensure compliance and risk management on all fronts of our group, and work to earn the trust and confidence of all stakeholders.

(10) Principal Offices (As of March 31, 2011)
(a) Headquarters: 11-1, Nagata-cho, 2-chome, Chiyoda-ku, Tokyo, Japan
(b) Regional Offices:
Hokkaido Regional Office: Chuo-ku, Sapporo, Hokkaido Prefecture
Tohoku Regional Office: Aoba-ku, Sendai, Miyagi Prefecture
Tokai Regional Office: Higashi-ku, Nagoya, Aichi Prefecture
Hokuriku Regional Office: Kanazawa, Ishikawa Prefecture
Kansai Regional Office: Kita-ku, Osaka, Osaka Prefecture
Chugoku Regional Office: Naka-ku, Hiroshima, Hiroshima Prefecture
Shikoku Regional Office: Takamatsu, Kagawa Prefecture
Kyushu Regional Office: Chuo-ku, Fukuoka, Fukuoka Prefecture
(11) Employees (As of March 31, 2011)

Number of Employees (change from March 31, 2010)	Average Age	Average Length of Employment
22,954 (increase of 657)	40.2	15.4 years

Notes:

1.
The number of employees includes 227 employees seconded from companies other than the Company or its subsidiaries, but does not include 130 employees seconded to companies other than the Company or its subsidiaries.

2.	In calculating the average age of employees, employees at overseas subsidiaries are not included.

3.
In calculating the average length of service for employees transferred from Nippon Telegraph and Telephone Corporation (“NTT”), other companies in the NTT Group, the former NTT Central Personal Communications Network, Inc., or the eight regional companies in the Personal Communications Network, years of employment at their respective prior employers are included in the calculation. Employees seconded from companies other than the Company or its consolidated subsidiaries and employees at overseas subsidiaries are not included in the calculation.

(12) Status of Parent Company and Principal Subsidiaries
(a) Relationship with Parent Company
NTT, our parent company, currently owns 27,640,000 shares of our company (66.65% of all shares*) as of March 31, 2011. The company conducts business mainly in the mobile communication field under its own managerial responsibilities within the NTT Group.
The company and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Company and the compensation with respect to basic research and development by NTT. In addition, the company and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Group and the compensation with respect to group management and operation by NTT.

*	The percentage of shares held is calculated excluding treasury shares.

(b) Principal Subsidiaries
There are no subsidiaries that are considered to be principal subsidiaries as of March 31, 2011.
There were 127 subsidiaries and 27 affiliates as of March 31, 2011.
(c) Acquisition and disposal of shares of other companies
<<Additional Investment in PacketVideo>>
With the aim of generating value and creating synergy effects in new business areas through the further advancement of music and video services and the development of services linked to household consumer electronics, we acquired an additional 65% of the outstanding shares of U.S.-based PacketVideo Corporation from NextWave Inc. of the United States, for approximately 10 billion yen, raising our stake to 100%. During the fiscal year ended March 31, 2011, PacketVideo became a consolidated subsidiary.
<<Additional Investment in TTSL>>
To expand the coverage as well as strengthen the quality of the 3G network in India, we completed an initial payment to and plan to make an additional investment in Tata Teleservices Ltd. in proportion to our current stake (approximately 26%) in response to a request from TTSL for a capital increase through allotment of shares to shareholders, at a cost of approximately 15 billion yen.
(13) Principal Creditors of the Corporate Group (as of March 31, 2011)

Outstanding Loan Balance
Creditor	(millions of yen)
Meiji Yasuda Life Insurance Company	20,000
2. Company Shares (as of March 31, 2011)
(1) Total number of authorized shares: 188,130,000 shares
(2) Total number of issued shares: 43,650,000 shares
Note:	As a result of the retirement of treasury stock on March 31, 2011, the total number of issued shares decreased by 140,000 compared to March 31, 2010.
(3) Number of shareholders: 315,544

(4) Principal Shareholders

	Holdings in the Company
	Number of Shares	Shareholding Ratio
Shareholders	Held	(%)
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	27,640,000	66.65
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT)	1,054,153	2.54
THE MASTER TRUST BANK OF JAPAN, LTD. (TRUST ACCOUNT)	978,740	2.36
STATE STREET BANK AND TRUST COMPANY	314,071	0.76
SSBT OD05 OMNIBUS ACCOUNT—TREATY CLIENTS	308,206	0.74
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT 9)	273,254	0.66
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	180,564	0.44
STATE STREET BANK AND TRUST COMPANY 505103	170,746	0.41
STATE STREET BANK AND TRUST COMPANY 505225	162,598	0.39
MELLON BANK N.A. AS AGENT FOR ITS CLIENT MELLON OMNIBUS US PENSION	152,861	0.37

Notes:

1.	The Company’s holding of treasury stock (2,182,399 shares) is not included in the above.

2.	The Shareholding Ratio calculation excludes treasury stock.
3. Directors, Corporate Officers and Corporate Auditors
(1) Directors and Corporate Auditors (as of March 31, 2011)

Primary Responsibilities and
Position	Name	Affiliations
President and CEO Member of the Board of Directors	Ryuji Yamada

Senior Executive Vice President Member of the Board of Directors	Kiyoyuki Tsujimura	Responsible for Multimedia Services, Technology

Senior Executive Vice President Member of the Board of Directors	Masatoshi Suzuki	Responsible for Global Business, Corporate Member of the Board of Directors of Tata Teleservices Limited (India)

Primary Responsibilities and
Position	Name	Affiliations
Senior Executive Vice President Member of the Board of Director	Hiroshi Matsui	Responsible for CSR, Branches in Kanto and Koushinetsu areas

Executive Vice President Member of the Board of Directors	Bunya Kumagai	Responsible for Consumer Sales

Executive Vice President Member of the Board of Directors	Kazuto Tsubouchi	Managing Director of Accounts and Finance Department, Responsible for Business Alliance Department, Member of the Board of Directors of Tata Teleservices Limited (India)

Executive Vice President Member of the Board of Directors	Kaoru Kato	Managing Director of Corporate Strategy & Planning Department

Executive Vice President Member of the Board of Directors	Mitsunobu Komori	Managing Director of R&D Center

Executive Vice President Member of the Board of Directors	Akio Oshima	Managing Director of Corporate Marketing Division

Executive Vice President Member of the Board of Directors	Fumio Iwasaki	Responsible for Networks

Senior Vice President Member of the Board of Directors	Takashi Tanaka	Managing Director of Human Resources Management Department

Senior Vice President Member of the Board of Directors	Katsuhiro Nakamura	Managing Director of General Affairs Department Managing Director of Corporate Citizenship Department

Member of the Board of Directors	Hiroshi Tsujigami	General Manager, Business Management Corporate Strategy Planning Department, NTT Director, NTT Investment Partners

Full-time Corporate Auditor	Kenichi Aoki

Full-time Corporate Auditor	Shunichi Tamari

Full-time Corporate Auditor	Yoshitaka Makitani

Full-time Corporate Auditor	Kyouichi Yoshizawa

Corporate Auditor	Takaaki Wakasugi	Professor, School of Business Administration, Tokyo Keizai University Outside director, Nissui, Ltd.

Notes:

1.	Mr. Hiroshi Tsujigami, Director, is an outside director as provided in Article 2, Item 15 of the Corporation Law.

2.
Full-time corporate auditors, Mr. Yoshitaka Makitani and Mr. Kyouichi Yoshizawa and corporate auditor Mr. Takaaki Wakasugi, are outside corporate auditors as provided in Article 2, Item 16 of the Corporation Law.

3.
Mr. Yoshitaka Makitani, a full-time corporate auditor, has experience in the financial division in a subsidiary of our parent company, and Mr. Takaaki Wakasugi, a corporate auditor, is engaged in research of corporate governance as well as management and finance at a university and a research institution. Mr. Makitani and Mr. Wakasugi both have extensive knowledge concerning finance and accounting matters.

4.
NTT, which also employs outside director Hiroshi Tsujigami, is our parent company, and NTT Investment Partners, Inc., where Mr. Tsujigami is a director, is a subsidiary of Nippon Telegraph And Telephone Corporation.

5.	Mr. Takaaki Wakasugi, an outside corporate auditor, also serves as outside director to other firms; we have no special relationship with those firms.

6.
We have designated outside corporate auditor Takaaki Wakasugi as an independent corporate auditor pursuant to the Securities Listing Regulations of the Tokyo Stock Exchange, and have notified the Tokyo Stock Exchange of such designation.

7.	Executive Vice President Harunari Futatsugi and Corporate Advisor Masao Nakamura resigned at the conclusion of the 19th ordinary general meeting of shareholders held on June 18, 2010.
(2) Policies concerning, and total compensation of, directors and corporate auditors
(a) Policies
Matters concerning compensation for directors are decided by the Board of Directors.
Compensation for directors (excluding outside directors) is comprised of a monthly salary and bonuses. Monthly salaries are paid on the basis on the each director’s scope of roles and responsibilities. Bonuses are paid taking into account the Company’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of the Company’s shares through the Director Shareholding Association to encourage a medium- to long-term perspective. Purchased shares are owned by the directors during their terms in office.
Compensation for corporate auditors is determined by resolution of the Board of Corporate Auditors and, in order to maintain a high level of independence, consists only of a monthly salary that is not linked to financial performance.
(b) Total Compensation for Directors and Corporate Auditors for the Fiscal Year Ended March 31, 2011

Position	Number of Persons	Total Compensation (Millions of yen)
Director	14	514
Corporate Auditor	5	129

Total	19	643

Notes:

1.
Upper limits on compensation for directors and corporate auditors were set at ¥600 million annually for directors and ¥150 million annually for corporate auditors at the 15th ordinary general meeting of shareholders held on June 20, 2006.

2.	The above includes one corporate auditor who retired at the conclusion of the 19th ordinary general meeting of shareholders held on June 18, 2010.

3.	Compensation for directors includes ¥118 million in bonuses paid in the fiscal year ended March 31, 2011.

(3) Outside Directors and Corporate Auditors
(a) Principal activities of

Position	Name	Principal Activities
Outside Director	Hiroshi Tsujigami	He attended 15 of the 17 Board of Directors meetings held during the fiscal year ended March 31, 2011 and used his extensive experience in the telecommunications business to make appropriate comments from a perspective independent from the Company’s business operations.

Outside Corporate Auditor	Yoshitaka Makitani	He attended all 17 of the Board of Directors meetings and all 14 of the Board of Corporate Auditors meetings held in the fiscal year ended March 31, 2011 and used his extensive experience in the telecommunications business and his experience in corporate management to make appropriate comments.

	Kyouichi Yoshizawa	He attended all 17 Board of Directors meetings and all 14 of the Board of Corporate Auditors meetings held in the fiscal year ended March 31, 2011 and used his activities and experience as an NTT labor union board member to make appropriate comments.

	Takaaki Wakasugi	He attended 15 of the 17 Board of Directors meetings and 13 of the 14 Board of Corporate Auditors meetings held in the fiscal year ended March 31, 2011 and made appropriate comments from his expert perspective gained through academic research as a university professor of Business Administration.
(b) Indemnity agreements
The Company has concluded agreements with outside directors and outside corporate auditors to indemnify them for personal liability as provided in Article 423, Section 1 of the Corporation Law in accordance with Article 427, Section 1 of the Corporation Law. The compensation of liability is the minimum amount in accordance with Article 425, Section 1 of the Corporation Law.
(c) Total compensation to outside directors in the fiscal year ended March 31, 2011

Number of persons	Total compensation (Millions of yen)
3	69
Note:
In addition to the above, the aggregate compensation that outside directors received as officers from subsidiaries of our parent company for the fiscal year ended March 31, 2011 was ¥630,000.

4. Independent Auditor
(1)	Name of independent auditor

KPMG AZSA LLC
(2)	Audit fees paid to the independent auditor in the fiscal year ended March 31, 2011

Amount
Details	(Millions of yen)

Audit fees for the independent auditor in the fiscal year ended March 31, 2011	671

Total monetary and other financial benefits payable by the Company and its subsidiaries	796

Notes:

1.
The audit contract between the Company and the independent auditor does not distinguish among audit fees paid for audits performed pursuant to the Corporation Law, audit fees paid for audits performed pursuant to the Financial Instruments and Exchange Act and audit fees paid for audits performed pursuant to the U.S. Securities Exchange Act, and since it is not practically possible to make such a distinction, the amounts indicated in the audit fees paid to the independent auditor in the fiscal year ended March 31, 2011 above are totals.

2.
Consideration is paid to the independent auditor for services other than the services specified in Article 2, Paragraph 1 of the Certified Public Accountants Act (non-audit services). The non-audit services are consulting and advisory services relating to international financial reporting standards.

(3) Policies concerning decisions to discharge or not reappoint independent auditors
In the event that the circumstances set forth in any of the items of Article 340, Section 1 of the Corporation Law apply to the independent auditor, the independent auditor is to be discharged by a unanimous resolution of the Board of Corporate Auditors.
In addition, if the Company determines that it would be difficult for the independent auditor to perform proper audits, the Board of Directors may, with the agreement of the Board of Corporate Auditors or upon request from the Board of Corporate Auditors, propose to the general meeting of shareholders that the independent auditor be discharged or that the independent auditor not be reappointed.
5. Systems for Ensuring the Propriety of the Company’s Business Activities
A summary of the Board of Directors resolutions concerning the development of systems to ensure the propriety of the Company’s business activities (internal control systems) is set forth below.
(1)	Basic stance on fortifying internal control systems
a)
In fortifying the internal control systems, the Company aims to achieve legal compliance, management of loss risk and appropriate and efficient business operations and consider various measures, including regulations, organizational and structural improvement, formulation of action plans and the monitoring of activities.

b)
An internal control committee will be formed as an entity overseeing efforts to have the internal control systems function more efficiently. The committee will aim to fortify internal control systems from the cross-departmental perspective; upon assessing efficacy, necessary improvements will be carried out.

c)
Appropriate efforts will be made with regard to ensuring the reliability of the internal control systems, which will be involved with the financial reporting based on the U.S. Sarbanes-Oxley Act and the Financial Instruments and Exchange Act.

d)
The Board of Directors will approve the basic policy on fortifying internal control systems (the Basic Policy), receive regular reports on the progress of the initiative to fortify internal control systems, and oversee and monitor the internal control systems of the Company.

e)	As chief executive officer, the president and representative director will oversee the efforts to build the internal control systems based on the Basic Policy approved by board members.
(2)	Fortifying structure relating to internal control systems
a)	System to ensure that the performance of duties by directors and employees conform with laws and regulations and the Company’s Articles of Incorporation
We institute the “NTT DOCOMO Group Code of Ethics” and compliance-related regulations and create requisite systems for ethical and legal compliance. In addition, when preparing financial statements, officers responsible for finance, corporate auditors, and independent auditors hold preliminary discussions of significant accounting policies, and for disclosure of company information including financial statements in a manner that conforms with securities-related laws and regulations, matters are decided at meetings of the Board of Directors after the necessary internal procedures pursuant to in-house regulations have been completed. Also, internal audit staff conducts audits of the company’s overall business activities to ensure conformity with laws and regulations and in-house regulations.
b)	System for storage and maintenance of information relating to the performance of duties by directors

Information relating to the performance of duties by directors is recorded and stored in accordance with rules stipulating the methods of storage and administration of documents and administrative information.

c)	Regulations and other systems relating to the management of loss risks
Executive directors responsible for risk management periodically summarize information relating to risks in their organizations in accordance with rules concerning risk management, and the internal control committee made up of directors, senior vice presidents, and others identifies risks as necessary for companywide risk management, and decide management policy for identified risks to prevent risks from occurring and to take rapid countermeasures in the event that risks do occur.
d)	System to ensure that the performance of duties by directors is conducted efficiently
The efficiency of the performance by directors of their duties is ensured by such means as decision-making rules based on internal regulations and the specification of powers relating to their duties, the formulation of medium-term management policies and business plans by the Board of Directors, and the establishment of committees composed of directors, senior vice presidents, and others.
e)	System to ensure the propriety of the business activities of the corporate group consisting of the Company, its parent company, and its subsidiaries

Based on rules governing fundamental matters relating to the management of our Group companies, group companies discuss important business matters with the Company or report them to the Company. In addition, officers with responsibility for corporate ethics who are appointed at subsidiaries report to the Company in a timely manner on the state of problems involving senior management, and the Company provides necessary guidance. With respect to unusual transactions with the parent company, investigations are conducted by legal personnel and audits are conducted by corporate auditors. Further, audits by internal audit personnel are directed to cover its subsidiaries, and whenever necessary they obtain and assess the results of the internal audits of those companies.

f)	Matters relating to employees who assist corporate auditors in the performance of their duties and the independence of those employees from the directors
The Corporate Auditor’s Office is established as an organization dedicated to assisting the corporate auditors with the performance of their duties, and specialist staff are assigned to it. We provide the Board of Corporate Auditors with advance explanations concerning matters such as appointments and transfers of these personnel and their job assignments, and pay respectful attention to the board’s opinions before acting on such matters.
g)	System for reporting to corporate auditors by directors and employees

Directors, senior vice presidents, and employees report promptly to the corporate auditors and to the Board of Corporate Auditors concerning matters prescribed by laws and regulations as well as requested matters necessary for the performance by the corporate auditors of their duties.

h)	Other systems for ensuring that auditing by corporate auditors is conducted effectively
Representative directors and the Board of Corporate Auditors hold regular meetings and develop an auditing environment necessary for enabling the corporate auditors to perform their duties. In addition, the internal audit staff coordinate with the audits by the corporate auditors to ensure auditing is conducted in a collaborative manner.
Throughout this report, amounts prepared based on domestic accounting standards are rounded down to the nearest unit. Amounts prepared in accordance with U.S. accounting standards are rounded up or down to the nearest unit.

CONSOLIDATED BALANCE SHEET [U.S. GAAP]

Millions of yen
March 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	¥765,551
Short-term investments	141,028
Accounts receivable	762,411
Credit card receivables	160,446
Allowance for doubtful accounts	(18,021)
Inventories	146,357
Deferred tax assets	83,609
Prepaid expenses and other current assets	113,918

Total current assets	2,155,299

Property, plant and equipment:
Wireless telecommunications equipment	5,569,818
Buildings and structures	845,588
Tools, furniture and fixtures	507,914
Land	198,842
Construction in progress	95,251
Accumulated depreciation and amortization	(4,694,094)

Total property, plant and equipment, net	2,523,319

Non-current investments and other assets:
Investments in affiliates	525,456
Marketable securities and other investments	128,138
Intangible assets, net	672,256
Goodwill	205,573
Other assets	249,919
Deferred tax assets	331,633

Total non-current investments and other assets	2,112,975

Total assets	¥6,791,593

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥173,102
Short-term borrowings	276
Accounts payable, trade	609,337
Accrued payroll	54,801
Accrued interest	916
Accrued income taxes	162,032
Other current liabilities	122,704

Total current liabilities	1,123,168

Long-term liabilities:
Long-term debt (exclusive of current portion)	255,000
Accrued liabilities for point programs	199,587
Liability for employees’ retirement benefits	152,647
Other long-term liabilities	183,597

Total long-term liabilities	790,831

Total liabilities	1,913,999

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680
Additional paid-in capital	732,914
Retained earnings	3,621,965
Accumulated other comprehensive income (loss)	(76,955)
Treasury stock, at cost	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	4,850,436
Noncontrolling interests	27,158

Total equity	4,877,594

Total liabilities and equity	¥6,791,593

(Note) Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME [U.S.GAAP]

Millions of yen
Year ended March 31, 2011
(April 1, 2010-]March 31, 2011)
Operating revenues:
Wireless services	¥3,746,869
Equipment sales	477,404

Total operating revenues	4,224,273

Operating expenses:
Cost of services (exclusive of items shown separately below)	896,502
Cost of equipment sold (exclusive of items shown separately below)	662,829
Depreciation and amortization	693,063
Selling, general and administrative	1,127,150

Total operating expenses	3,379,544

Operating income	844,729

Other income (expense):
Interest expense	(4,943)
Interest income	1,326
Other, net	(5,774)

Total other income (expense)	(9,391)

Income before income taxes	835,338

Income taxes:
Current	355,734
Deferred	(17,897)

Total income taxes	337,837

Equity in net income (losses) of affiliates, net of applicable taxes	(5,508)

Net income	491,993

Less: Net (income) loss attributable to noncontrolling interests	(1,508)

Net income attributable to NTT DOCOMO, INC.	¥490,485

Net income	¥491,993
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(5,294)
Change in fair value of derivative instruments, net of applicable taxes	4
Foreign currency translation adjustment, net of applicable taxes	(27,902)
Pension liability adjustment, net of applicable taxes	(6,433)

Total other comprehensive income (loss)	(39,625)

Comprehensive income	452,368

Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,459)

Comprehensive income attributable to NTT DOCOMO, INC.	¥450,909

(Note) Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY [U.S.GAAP]

For the Fiscal Year Ended March 31, 2011 (April 1, 2010 — March 31, 2011)	(Millions of yen)

	NTT DOCOMO, INC. shareholders’ equity
				Accumulated
		Additional		other	Treasury	Total	Non
	Common	paid-in	Retained	comprehensive	stock,	shareholders’	controlling	Total
	stock	capital	earnings	income (loss)	at cost	equity	interests	equity

Balance at March 31, 2010	¥949,680	¥757,109	¥3,347,830	¥(37,379)	¥(381,363)	¥4,635,877	¥26,569	¥4,662,446

Purchase of treasury stock					(20,000)	(20,000)		(20,000)

Retirement of treasury stock		(24,195)			24,195	—		—
Cash dividends declared to NTT DOCOMO, INC. shareholders			(216,350)			(216,350)		(216,350)
Cash distributions to noncontrolling interests						—	(1,243)	(1,243)
Acquisition of new subsidiaries						—		—
Others						—	373	373
Comprehensive income
Net income			490,485			490,485	1,508	491,993
Unrealized holding gains (losses) on available-for-sale securities				(5,293)		(5,293)	(1)	(5,294)
Change in fair value of derivative instruments				4		4		4
Foreign currency translation adjustment				(27,854)		(27,854)	(48)	(27,902)
Pension liability adjustment				(6,433)		(6,433)		(6,433)

Balance at March 31, 2011	¥949,680	¥732,914	¥3,621,965	¥(76,955)	¥(377,168)	¥4,850,436	¥27,158	¥4,877,594

(Note) Amounts are rounded off to the nearest 1 million yen.

(Reference) CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of yen
Year ended
March 31, 2011
Cash flows from operating activities:
Net income	¥491,993
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	693,063
Deferred taxes	(22,563)
Loss on sale or disposal of property, plant and equipment	27,936
Impairment loss on marketable securities and other investments	13,424
Equity in net losses of affiliates	10,539
Dividends from affiliates	12,757
Changes in assets and liabilities:
Decrease / (increase) in accounts receivable	75,200
(Increase) / decrease in credit card receivables	(19,746)
Increase / (decrease) in allowance for doubtful accounts	2,469
(Increase) / decrease in inventories	(5,217)
(Increase) / decrease in prepaid expenses and other current assets	(2,753)
Decrease / (increase) in non-current installment receivable for handsets	7,029
(Decrease) / increase in accounts payable, trade	(30,988)
(Decrease) / increase in accrued income taxes	(23,805)
(Decrease) / increase in other current liabilities	(14,464)
Increase / (decrease) in accrued liabilities for point programs	47,959
Increase / (decrease) in liability for employees’ retirement benefits	14,203
(Decrease) / increase in other long-term liabilities	(8,791)
Other, net	18,792

Net cash provided by operating activities	1,287,037

Cash flows from investing activities:
Purchases of property, plant and equipment	(423,119)
Purchases of intangible and other assets	(250,757)
Purchases of non-current investments	(11,746)
Proceeds from sale of non-current investments	3,946
Acquisitions of subsidiaries, net of cash acquired	(7,678)
Purchases of short-term investments	(745,602)
Redemption of short-term investments	917,492
Long-term bailment for consumption to a related party	(20,000)
Short-term bailment for consumption to a related party	(20,000)
Proceeds from redemption of long-term bailment for consumption to a related party	110,000
Other, net	(7,906)

Net cash used in investing activities	(455,370)

Cash flows from financing activities:
Repayment of long-term debt	(180,075)
Proceeds from short-term borrowings	717
Repayment of short-term borrowings	(488)
Principal payments under capital lease obligations	(4,597)
Payments to acquire treasury stock	(20,000)
Dividends paid	(216,283)
Other, net	(1,243)

Net cash used in financing activities	(421,969)

Effect of exchange rate changes on cash and cash equivalents	(1,862)

Net increase (decrease) in cash and cash equivalents	407,836
Cash and cash equivalents at beginning of year	357,715

Cash and cash equivalents at end of year	¥765,551

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income taxes	¥301
Cash paid during the year for:
Interest, net of amount capitalized	5,023
Income taxes	378,998
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	5,631
Acquisitions of shares through share exchange	—
Acquisitions of exchangeable bonds through share exchange	—
Acquisitions of shares through conversion of exchangeable bonds	—
Retirement of treasury stock	24,195
(Note) Amounts are rounded off to the nearest 1 million yen.

NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2011)
(Millions of yen)

ASSETS
Non-current assets
Non-current assets for telecommunication businesses
Property, plant and equipment
Machinery and equipment	¥866,684
Antenna facilities	675,176
Equipment related facilities	0
Telecommunications line facilities	43,817
Pipe and hand holes	14,641
Building	396,838
Structures	91,424
Other machinery and equipment	4,854
Vehicles	133
Tools, furniture and fixtures	93,338
Land	195,989
Lease assets	2,733
Construction in progress	76,169

Total property, plant and equipment	2,461,803

Intangible assets
Rights to use utility facilities	14,539
Software	569,512
Patents	113
Leasehold rights	54,270
Lease assets	23
Other intangible assets	66,875

Total intangible assets	705,333

Total non-current assets for telecommunication businesses	3,167,137

Investments and other assets
Investment securities	131,588
Shares of affiliated companies	725,545
Other investments in affiliated companies	7,854
Contributions in affiliated companies	5,322
Long-term prepaid expenses	14,692
Long-term accounts receivable, other	75,391
Deferred tax assets	255,890
Other investments and other assets	82,005
Allowance for doubtful accounts	(768)

Total investments and other assets	1,297,523

Total non-current assets	4,464,660

Current assets
Cash and bank deposits	341,806
Notes receivable	5
Accounts receivable, trade	526,810
Accounts receivable, other	442,195
Securities	479,971
Inventories and supplies	161,427
Advances	3,270
Prepaid expenses	25,072
Deferred tax assets	59,845
Other current assets	67,087
Allowance for doubtful accounts	(17,453)

Total current assets	2,090,039

Total assets	¥6,554,700

LIABILITIES
Long-term liabilities
Bonds	¥240,000
Long-term borrowings	15,000
Lease obligations	1,963
Liability for employees’ retirement benefits	123,874
Accrued liabilities for loyalty programs	284,650
Asset retirement obligations	14,268
Other long-term liabilities	707

Total long-term liabilities	680,464

Current liabilities
Current portion of non-current liabilities	171,800
Accounts payable, trade	230,280
Lease obligations	2,611
Accounts payable, other	396,970
Accrued expenses	13,993
Accrued income taxes	154,389
Advances received	27,529
Deposits received	105,310
Asset retirement obligations	56
Other current liabilities	49,669

Total current liabilities	1,152,611

Total liabilities	1,833,076

NET ASSETS
Shareholders’ equity
Common stock	949,679

Capital surplus
Capital legal reserve	292,385
Other capital surplus	393,092

Total capital surplus	685,477

Earned surplus
Earned legal reserve	4,099
Other earned surplus
Accelerated depreciation reserve	160
General reserve	358,000
Earned surplus brought forward	3,103,219

Total earned surplus	3,465,480

Treasury stock	(377,167)

Total shareholders’ equity	4,723,468

Valuation and translation adjustments
Net unrealized holding gains or losses on securities	(2,577)
Deferred gains or losses on hedges	732

Total valuation and translation adjustments	(1,845)

Total net assets	4,721,623

Total liabilities and net assets	¥6,554,700

(Note) Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF INCOME
For the Year ended March 31, 2011 (April 1, 2010- March 31, 2011)
(Millions of yen)

Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues
Voice transmission services	¥1,688,543
Data transmission services	1,649,307
Other	35,227	¥3,373,078

Operating expenses
Sales expenses	846,640
Facility maintenance expenses	299,039
General expenses	60,730
Administrative expenses	68,618
Research expenses	70,943
Depreciation and amortization	668,019
Loss on disposal of property, plant and equipment and intangible assets	37,919
Communication network charges	262,851
Taxes and public dues	40,906	2,355,668

Operating income from telecommunication businesses		1,017,410
Supplementary businesses
Operating revenues		967,399
Operating expenses		1,156,410

Operating income (losses) from supplementary businesses		(189,011)

Total operating income		828,399
Non-operating revenues and expenses
Non-operating revenues
Interest income	446
Interest income-securities	802
Dividend income	24,817
Rental income	7,140
Miscellaneous income	5,566	38,772

Non-operating expenses
Interest expense	895
Interest expense-bonds	6,143
Miscellaneous expenses	2,874	9,913

Recurring profit		857,258

Extraordinary Loss
Write-off of investment securities	13,044
Loss from disaster	7,845
Effect of application of accounting standards for asset retirement obligations	3,856	24,745

Income before income taxes		832,512
Income taxes-current		336,000
Income taxes-deferred		(3,473)

Net income		¥499,985

(Note) Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
For the Year ended March 31, 2011 (April 1, 2010 — March 31, 2011)
(Millions of yen)

	Shareholders’ equity
		Capital surplus			Earned surplus
						Other earned surplus
								Earned
		Capital	Other	Total	Earned	Accelerated		surplus	Total		Total
	Common	legal	capital	capital	legal	depreciation	General	brought	earned	Treasury	shareholders’
	stock	reserve	surplus	surplus	reserve	reserve	reserve	forward	surplus	stock	equity

Balance at March 31, 2010	¥949,679	¥292,385	¥417,287	¥709,672	¥4,099	¥126	¥358,000	¥2,819,618	¥3,181,844	¥(381,363)	¥4,459,833
Changes during the annual period
Addition for accelerated depreciation reserve						75		(75)	—		—
Reversal of accelerated depreciation reserve						(41)		41	—		—
Dividends from surplus								(216,349)	(216,349)		(216,349)
Net income								499,985	499,985		499,985
Purchase of treasury stock										(19,999)	(19,999)
Retirement of treasury stock			(24,195)	(24,195)						24,195	—
Net changes other than shareholders’ equity
The total amount of changes during the annual period	—	—	(24,195)	(24,195)	—	34	—	283,601	283,635	4,195	263,635

Balance at March 31, 2011	¥949,679	¥292,385	¥393,092	¥685,477	¥4,099	¥160	¥358,000	¥3,103,219	¥3,465,480	¥(377,167)	¥4,723,468

	Valuation and translation adjustments
	Net unrealized holding gains or	Deferred gains or losses on	Total valuation and translation
	losses on securities	hedges	adjustments	Total net assets

Balance at March 31, 2010	¥1,396	¥1,960	¥3,357	¥4,463,190
Changes during the annual period
Addition for accelerated depreciation reserve				—
Reversal of accelerated depreciation reserve				—
Dividends from surplus				(216,349)
Net income				499,985
Purchase of treasury stock				(19,999)
Retirement of treasury stock				—
Net changes other than shareholders’ equity	(3,974)	(1,228)	(5,202)	(5,202)
The total amount of changes during the annual period	(3,974)	(1,228)	(5,202)	258,433

Balance at March 31, 2011	¥(2,577)	¥732	¥(1,845)	¥4,721,623

(Note) Amounts are rounded down to the nearest 1 million yen.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 9, 2011
The Board of Directors
NTT DOCOMO, INC.
KPMG AZSA LLC

Toshiharu Kawai (Seal) Designated and Engagement Partner Certified Public Accountant

Hiroto Kaneko (Seal) Designated and Engagement Partner Certified Public Accountant

Yutaka Terasawa (Seal) Designated and Engagement Partner Certified Public Accountant
We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income and comprehensive income, the consolidated statement of shareholders’ equity and the note to consolidated financial statements of NTT DOCOMO, INC. as of March 31, 2011 and for the year from April 1, 2010 to March 31, 2011 in accordance with Article 444(4) of the Corporation Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of NTT DOCOMO, INC. and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared in conformity with U.S. generally accepted accounting principles, under Article 3(1) of supplementary provisions of the Corporation Law (the ordinance of the Ministry of Justice No. 46 of 2009) (see Note 1 as “Basis of preparation of consolidated financial statements” of “Summary of significant accounting and reporting policies” in the Note to Consolidated Financial Statements).
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 9, 2011
The Board of Directors
NTT DOCOMO, INC.
KPMG AZSA LLC

Toshiharu Kawai (Seal) Designated and Engagement Partner Certified Public Accountant

Hiroto Kaneko (Seal) Designated and Engagement Partner Certified Public Accountant

Yutaka Terasawa (Seal) Designated and Engagement Partner Certified Public Accountant
We have audited the statutory report, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the note to non-consolidated financial statements, and its supplementary schedules of NTT DOCOMO, INC. as of March 31, 2011 and for the year from April 1, 2010 to March 31, 2011 in accordance with Article 436(2)-(1) of the Corporation Law. The statutory report and its supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supplementary schedules based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and its supplementary schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statutory report and its supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of NTT DOCOMO, INC. for the period, for which the statutory report and its supplementary schedules were prepared, in conformity with accounting principles generally accepted in Japan.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation]
Audit Report of Board of Corporate Auditors
Based on audit reports from each Corporate Auditor, and following due discussion at meetings, the Board of Corporate Auditors has prepared this audit report regarding the execution of the duties of the Board of Directors in the 20th fiscal year from April 1, 2010 to March 31, 2011. The Board reports as follows.
1. Outline of Audit Methodology
The Board of Corporate Auditors established an auditing plan and received reports from each Corporate Auditor on the status of the implementation of audits and the results thereof, as well as reports from the Board of Directors and the Independent Auditors regarding the status of execution of their duties, and requested explanations as necessary.
Also, on the basis of the Board of Corporate Auditors Rules established by the Board of Corporate Auditors, and in accordance with its auditing plan, the Corporate Auditors sought mutual understanding with the Directors, the internal auditing department, other employees and the Independent Auditors in their efforts to collect information, and carried out the audit as follows:
(1)
attended meetings of the Board of Directors and other important meetings, and received reports from Directors and employees regarding performance of their duties, requested explanations as necessary, perused important documents regarding decisions and approvals made and investigated the status of operations and the financial position at the company’s head office and major offices of business;

(2)
carried out an audit and verification of the particulars of Board of Directors resolutions relating to the establishment of structures necessary to ensure that the Board of Directors’ performance of its duties is in conformity with laws and regulations and the Company’s Articles of Incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control system);

(3)
regarding the subsidiaries, the Board of Corporate Auditors sought to achieve a mutual understanding and exchange of information with directors and other persons and corporate auditors of the subsidiaries, and, where necessary, received business reports from the subsidiaries; and

(4)
audited and verified whether the Independent Auditors maintained their independence and carried out their audits appropriately, received reports from the Independent Auditors regarding the execution of their duties and, where necessary, requested explanations. Also, the Board of Corporate Auditors received notification from the Independent Auditors to the effect that the structure to ensure that duties are executed appropriately has been established and requested explanations as necessary.
Based on the above methodology, the Board of Corporate Auditors evaluated business reports, supplementary schedules, the non-consolidated statutory report related to the fiscal year ended March 31, 2011 (the non-consolidated balance sheet, income statement, statement of changes in shareholders’ equity, and note to non-consolidated statutory report), the supplementary schedules as well as the consolidated statutory report (the consolidated balance sheet, consolidated statement of income and comprehensive income, consolidated statement of shareholders’ equity and consolidated note to consolidated financial statements).
2. Audit Results
(1)	Results of the audit of the business report
i.	We find that the Business Report and its supplementary statements accurately reflect the conditions of the company in accordance with laws and regulations and the Articles of Incorporation.
ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.
iii.
We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters requiring note on our part were found with respect to Directors’ execution of duties in regards to the internal control system.

(2)	Results of the audit of performance of the duties by the Independent Auditors
No matters requiring note on our part were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA LLC.
(3)	Results of the audit of the non-consolidated statutory report, supplementary schedules and the consolidated statutory report
We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA LLC, are appropriate.

May 12, 2011

Board of Corporate Auditors of NTT DOCOMO, INC.

Kenichi Aoki, Full-time Corporate Auditor	seal

Shunichi Tamari, Full-time Corporate Auditor	seal

Yoshitaka Makitani, Full-time Corporate Auditor	seal

Kyouichi Yoshizawa, Full-time Corporate Auditor	seal

Takaaki Wakasugi, Corporate Auditor	seal

Note:	Corporate auditors, Mr. Yoshitaka Makitani, Mr. Kyouichi Yoshizawa and Mr. Takaaki Wakasugi are outside corporate auditors as provided in Article 2, Item 16 of the Corporation Law.

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as the Company, are permitted to follow home country practice in lieu of certain provisions of Section 303A.
We have posted on our corporate website the significant differences between the corporate governance practices followed by NYSE-listed U.S. companies under Section 303A of the NYSE Listed Company Manual and those followed by the Company (http://www.nttdocomo.co.jp/english/corporate/ir/management/governance/nyse.html).